FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

Sadia S.A. (Public-held company) Interim financial information Three-month period ended March 31, 2008

Sadia S.A.

Publicly-held company

Interim financial information

Three-month period ended March 31, 2008

Independent auditors’ report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1.

We have reviewed the Quarterly Financial Information of Sadia S.A (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, comprising the balance sheets, the statements of income, of cash flows and of added value and the management report, which are the responsibility of its management.

2.

Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made in the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including the its communication to the financial markets on January 14, 2008.

4.

As mentioned in note 3q, on December 28, 2007 Law N˚ 11,638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6,404/76) and will result in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, in its communication to the financial markets on January 14, 2008, the Brazilian Securities Commission (CVM), allowed the non-application of the rules of Law N° 11,638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate the changes to the accounting practices introduced by Law N° 11,638/07.

April 29, 2008

KPMG Auditores Independentes

CRC SP014428/O-6-S-SC

Adelino Dias Pinho

Accountant CRC SP097869/O-6-S-SC

Sadia S.A.

Balance sheets

March 31, 2008 and December 31, 2007

(In thousands of Reais)

		Parent company		Consolidated

		March	December	March	December
Assets		31, 2008	31, 2007	31, 2008	31, 2007

Current assets
Cash and cash equivalents		144,564	251,567	161,759	320,028
Short-term investments	5	440,421	429,299	2,074,573	2,049,281
Accounts receivable from future Contracts		-	-	37,945	46,684
Trade accounts receivable	6	356,993	439,944	427,252	486,586
Inventories	7	1,365,223	1,086,944	1,488,829	1,168,936
Recoverable taxes	8	305,224	256,717	394,761	325,868
Deferred tax credits	22	60,269	32,533	60,799	35,992
Other credits		96,920	80,516	119,143	130,641

		2,769,614	2,577,520	4,765,061	4,564,016

Noncurrent assets
Long-term investments	5	186,987	136,042	98,953	136,042
Recoverable taxes	8	187,084	163,752	188,587	165,225
Deferred tax credits	22	89,433	95,375	97,005	95,375
Judicial deposits	16	41,873	41,782	54,955	42,004
Related parties	9	21,757	5,280	-	-
Advances to suppliers		58,932	61,753	58,932	61,753
Other credits		45,960	25,721	50,645	30,392

		632,026	529,705	549,077	530,791

Permanent assets
Investments	10	2,060,622	1,796,815	104,148	65,787
Property, plant and equipment	11	3,039,239	2,788,249	3,273,104	2,938,214
Deferred charges	12	76,804	75,123	94,401	82,572

		5,176,665	4,660,187	3,471,653	3,086,573

		8,578,305	7,767,412	8,785,791	8,181,380

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets

March 31, 2008 and December 31, 2007

(In thousands of Reais)

		Parent company		Consolidated

		March	December	March	December
Liabilities and shareholders’ equity		31, 2008	31, 2007	31, 2008	31, 2007

Current liabilities
Loans and financing	13	500,792	457,510	1,122,714	989,614
Payables from future contracts		527	1,662	12,354	22,409
Suppliers		709,787	583,965	735,472	593,951
Advances from subsidiaries	9	1,198,431	1,169,098	-	-
Salaries, social charges and accrued
vacation payable		134,269	128,432	138,750	132,500
Taxes payable		43,573	51,109	92,025	65,859
Dividends payable		48,908	135,666	48,908	135,666
Employees’ profit sharing	19	24,689	74,215	25,549	82,346
Deferred taxes	22	10,611	10,969	10,611	10,969
Other accounts payable		146,877	137,202	226,836	195,055

		2,818,464	2,749,828	2,413,219	2,228,369
Noncurrent liabilities
Loans and financing	14	1,449,755	1,170,111	2,951,997	2,688,115
Advances from subsidiaries	9	929,996	624,029	-	-
Employee benefit plan	15	111,918	107,418	111,918	107,418
Provision for contingencies	16	49,826	51,870	62,752	66,794
Deferred taxes	22	95,198	98,725	95,198	98,725
Other accounts payable		48,820	48,214	48,329	46,840

		2,685,513	2,100,367	3,270,194	3,007,892

Minority interest in subsidiaries		-	-	29,064	34,599

Shareholders’ equity	17
Capital		2,000,000	2,000,000	2,000,000	2,000,000
Capital reserve		20,507	20,507	20,507	20,507
Profit reserve		980,828	980,828	980,828	980,828
Treasury stock		(84,118)	(84,118)	(84,118)	(84,118)
Retained earnings (accumulated loss)		157,111	-	156,097	(6,697)

		3,074,328	2,917,217	3,073,314	2,910,520

		8,578,305	7,767,412	8,785,791	8,181,380

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Income statements

Three months ended March 31, 2008 and2007

(In thousands of Reais, except for information on earning per share)

		Parent company		Consolidated

		March	March	March	March
		31, 2008	31, 2007	31, 2008	31, 2007
Gross operating revenue
Domestic market		1,376,188	1,163,474	1,387,507	1,163,474
Foreign market		970,748	906,955	1,215,554	999,594

		2,346,936	2,070,429	2,603,061	2,163,068
Sales deductions
Sales deductions		(272,727)	(233,285)	(312,754)	(268,999)

Net operating revenue		2,074,209	1,837,144	2,290,307	1,894,069

Cost of goods sold		(1,713,451)	(1,397,186)	(1,736,233)	(1,405,634)

Gross profit		360,758	439,958	554,074	488,435

Selling expenses		(320,553)	(285,480)	(355,445)	(317,896)
Administrative and general expenses		(25,880)	(15,208)	(26,858)	(15,059)
Management fees		(4,531)	(3,825)	(4,531)	(3,825)
Other operating income (expense)	20	11,579	6,826	12,305	4,896
Employees’ profit sharing	19	(21,331)	(5,206)	(23,113)	(6,022)
Financial income (expenses), net	21	(28,811)	14,312	36,756	(6,444)
Equity in income of subsidiaries	10	214,834	(13,411)	-	-

Operating income		186,065	137,966	193,188	144,085

Non operating expenses, net		(2,553)	(1,472)	(2,657)	(1,511)

Income before income and social contribution taxes		183,512	136,494	190,531	142,574

Current income and social contribution taxes	22	(23)	-	(4,715)	(697)
Deferred income and social contribution taxes	22	25,679	(43,895)	30,322	(45,732)

Net income for the period		209,168	92,599	216,138	96,145

Minority interest		-	-	(1,287)	24

Controlling shareholder equity interest		209,168	92,599	214,851	96,169

Earning per share		0.31092	0.13676

Number of thousand of shares at the end of the period - outstanding		672,741	677,076

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of cash flows

Three months ended March 31, 2008 and2007

(In thousands of Reais)

	Parent company		Consolidated

	March	March	March	March
	31, 2008	31, 2007	31, 2008	31, 2007

Net income for the period	209,168	92,599	216,138	96,145

Adjustments to reconcile net income to cash
generated by operating activities
Variation in minority interest	-	-	(6,823)	(101)
Accrued interest, net of paid interest	31,953	(11,898)	23,339	(50,146)
Depreciation, amortization and depletion allowances	91,325	69,276	92,510	69,687
Goodwill amortization	4,880	5,193	4,880	5,193
Equity in earnings of subsidiaries	(214,834)	13,080	-	(332)
Exchange variations on foreign investments	-	-	(91,502)	35,479
Deferred taxes	(25,679)	58,929	(30,322)	60,765
Contingencies	(2,044)	(6,426)	(4,042)	(2,480)
Result from the disposal of permanent assets	1,042	1,570	1,072	1,612

Variation in operating assets and liabilities
Trade accounts receivable	82,951	240,527	59,334	295,099
Inventories	(278,279)	(54,193)	(319,893)	(36,798)
Recoverable taxes and other	(102,673)	(16,071)	(63,690)	(58,762)
Judicial deposits	(91)	(4,459)	(12,951)	(8,366)
Suppliers	125,822	6,781	141,521	2,887
Advances from subsidiaries	335,300	(228,731)	-	-
Taxes payable, salaries payable and others	(9,482)	(88,716)	40,352	(94,263)

Net cash generated by operating activities	249,359	77,461	49,923	315,619

Investment activities
Funds from the sale of permanent assets	501	299	528	299
Investments in subsidiaries	(53,868)	-	-	-
Purchase of property, plant and equipment	(348,511)	(174,592)	(427,065)	(177,000)
Acquisition of subsidiary, net cash	(33,800)	-	(33,800)	-
Short-term investments	(169,180)	(24,098)	(611,532)	(572,014)
Redemption of investments	20,072	-	532,276	333,283

Cash applied in investments activities	(584,786)	(198,391)	(539,593)	(415,432)

Sadia S.A.

Statements of cash flows (cont.)

Three months ended March 31, 2008 and2007

(In thousands of Reais)

	Parent company		Consolidated

	March	March	March	March
	31, 2008	31, 2007	31, 2008	31, 2007

Loan activities
Loans received	486,856	190,361	635,918	588,706
Loans paid	(109,977)	(67,897)	(172,539)	(505,163)
Dividends paid	(131,978)	(58,454)	(131,978)	(58,454)
Loans to subsidiaries	(16,477)	2,887	-	-

Net cash from loan activities	228,424	66,897	331,401	25,089

Cash at beginning of year	251,567	200,177	320,028	234,069
Cash at end of year	144,564	146,144	161,759	159,345

Net decrease of cash	(107,003)	(54,033)	(158,269)	(74,724)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of consolidated added value

Three months ended March 31, 2008 and2007

(In thousands of Reais)

	Consolidated

	March	March
	31, 2008	31, 2007

Revenues/income	2,683,483	2,142,327

Wealth generated by operations	2,570,952	2,135,401

Sale of products, goods and services	2,570,952	2,135,401

Wealth from third parties	112,531	6,926

Other operating results	12,305	4,896
Financial income	11,381	39,021
Equity in earnings of subsidiaries	-	332
Exchange variations on foreign investments	91,502	(35,479)
Other nonoperating results	(2,657)	(1,844)

Raw materials acquired from third parties	(1,249,758)	(1,009,855)
Services rendered by third parties	(434,062)	(393,544)

Added value to be distributed	999,663	738,928

Distribution of added value
Human resources	363,146	273,139
Interest on third-party capital	66,172	586
Government	255,408	297,357
Shareholders (dividends)	52,057	25,036

Retention	262,880	142,810

Depreciation/amortization/depletion	97,390	74,880
Retained profits	164,081	71,109
Other	1,409	(3,179)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

March 31, 2008 and December 31, 2007

(In thousands of Reais)

1   Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 16 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2   Preparation and presentation of the interim financial information

The individual and consolidated interim financial information are presented in thousands of Reais, unless otherwise stated and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

In order to provide additional information, the Company has presented, as supplemented disclosures, the statements of cash flows and value added as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

a.   Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

b.   Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of Sao Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3   Description of significant accounting policies

a.

Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

b.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the period.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

c.

Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

d.

Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

e.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

f.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 10.

The interim financial information of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

•

Balance sheet accounts at the exchange rate at the end of the period.

•

Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation considered as permanent.

h.

Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of off springs. The productive cycle ranges from fifteen to thirty months.

i.

Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

j.

Deferred charges

Deferred charges are represented substantially by pre-operating costs, reorganization charges and development of new products and markets, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k.

Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l.

Provisions

A provision is recognized in the interim financial information when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

m.

Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carryforward and negative basis of social contribution.

n.

Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o.

Environmental

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

p.

Tax incentives

The Company has tax incentives granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located, which will expire between 2014 and 2020. During the financial year 2007 these subsidies were recorded in the account “Capital Reserve” in net equity. Law 11638/07, amongst other changes, revoked item d) in paragraph 1 of article 182 of Law 6404/76, which implies that the amounts received by way of a subsidy for investment should be recorded in an income account and no longer as Capital Reserve.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

q.

Alteration to Corporate Law - Law 11.638/07

On December 28, 2007, Law 11.638/07 was issued, which introduced important changes to Law 6.404/76 with respect to the preparation and disclosure of financial statements for public companies. The main changes introduced by the new law requires that international accounting standards be adopted, with the standards to be published by the Securities Commission – CVM, and prepared in accordance with the standards issued by the International Accounting Standard Board – IASB.

Within the changes introduced, management highlights the following matters, which could have an impact on the Company’s financial statements as from the year ending December 31, 2008:

•

Change in the criteria for classifying and recording the financial instruments, including derivatives.

•

Business combinations will be recorded at fair value.

•

Tax incentives will no longer be classified as capital reserve, but will be included in the income statement. The General meeting can allocate a part of gain, corresponding to these incentives, to form the Tax Incentives Reserve, which can be excluded from the calculation base for the dividends.

•

Creation of the heading “Comprehensive Income” in shareholders’ equity, to record certain adjustments that are not related to the result for the period.

Management is evaluating the effects of the aforementioned changes in the Company’s financial statements for the year ending 2008, and will take into consideration the guidelines and definitions to be issued by these regulatory bodies. At the moment, management believes it is not possible to measure the effects of these changes, should they have been applied for the interim financial information.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

4   Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions and maximizing shareholder returns. As of March 31, 2008 and December 31, 2007, these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated interim financial information include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at
	March 31, 2008	December 31, 2007

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	95.00	95.00
Concórdia Foods Ltd.	100.00	100.00
Sadia U. K. Ltd.	100.00	100.00
Big Foods Indústria de Produtos Alimentícios Ltda.	100.00	100.00
Avícola Industrial Buriti Alegre Ltda. – Goiaves (a)	100.00	-
Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09
Rezende Marketing e Comunicações Ltda.	99.91	99.91
Sadia Overseas Ltd.	100.00	100.00

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Shareholdings in % at
	March 31, 2008	December 31, 2007
Concórdia Holding Financeira S.A.	100.00	100.00
Concórdia S.A. C.V.M.C.C.	99.99	99.99
Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods G.m.b.H.	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Panamá S.A.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00
Investeast Ltd.	60.00	60.00
Concórdia Ltd.	100.00	100.00

(a) Acquired on February 14, 2008

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity
	March 31, 2008	March 31, 2007	March 31, 2008	December 31, 2007

Company’s financial statements	209,168	92,599	3,074,328	2,917,217
Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(1,014)	(4,166)	(7,711)	(14,433)
Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2007 and 2006	6,697	7,736	6,697	7,736

Consolidated financial statements	214,851	96,169	3,073,314	2,910,520

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

5   Long and short-term investments

	Interest %	Parent company		Consolidated
	(annual average)	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Short-term investments

Local currency
Investment funds	11.09	239,272	234,693	495,449	420,239
Treasury bills - LFT	10.67	51,984	50,668	51,984	50,668
Other	11.09	-	-	5,042	3,051
Interest rate swap contracts	-	98	-	98	-

		291,354	285,361	552,573	473,958

Foreign currency
Investment funds	4.07	144.395	143.918	1.179.974	1.211.583
Interest-bearing current accounts	4.07	19	20	337.323	357.576
Interest rate swap contracts	-	4.653	-	4.703	6.164

		149.067	143.938	1.522.000	1.575.323

Total short-term		440,421	429,299	2,074,573	2,049,281

Long-term investments

Local currency
Investment funds	11.09	61,102	100,474	61,102	100,474
National Treasury Certificate - CTN	12.00	37,851	35,568	37,851	35,568
Stocks	-	88,034	-	-	-

Total long-term		186,987	136,042	98,953	136,042

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Long-term investments as of March 31, 2008 mature as follows:

Maturity	Parent company	Consolidated

2009	149,136	61,102
2013 onwards	37,851	37,851

	186,987	98,953

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

6   Accounts receivable

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Foreign
Customers	122,433	104,149	262,716	235,424
Subsidiaries	71,541	84,453	-	-

Total of foreign	193,974	188,602	262,716	235,424

Domestic
Customers	164,988	253,604	172,146	258,274
Subsidiaries	2,160	1,303	-	-

Total of domestic	167,148	254,907	172,146	258,274

(-) Allowance for doubtful accounts	(4,129)	(3,565)	(7,610)	(7,112)

	356,993	439,944	427,252	486,586

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

Balance at the beginning of the period	(3,565)	(9,237)	(7,112)	(14,934)

Additions to the provision	(854)	(1,046)	(1,267)	(2,359)
Write offs	290	6,718	769	10,181

Balance at the end of the period	(4,129)	(3,565)	(7,610)	(7,112)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.26% p.a. + LIBOR.

As of March 31, 2008, the amount of receivables sold under this agreement amounted to approximately R$ 343 million (R$ 354 million as of December 31, 2007). During the period ended March 31, 2008, the Company received cash proceeds of approximately R$ 1,033 million (R$ 859 million as of March 31, 2007) and incurred expenses of R$ 4,3 million (R$ 3,7 million as of March 31, 2007) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of March 31, 2008, the net equity of this fund was R$ 304,248 (R$ 497,854 at December 31, 2007), of which R$ 249,740 (R$ 347,763 at December 31, 2007) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas,

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

which at March 31, 2008, represented R$ 60,850 (R$ 99,571 at December 31, 2007).

During the period ended March 31, 2008, the Company received cash proceeds related to the local receivables sold of approximately R$ 914 million (R$ 779 million for the period ended March 31,2007) and incurred expenses of R$ 6,1 million (R$ 7,4 million for the period ended March 31, 2007) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

7   Inventories

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

Finished goods and products for sale	419,116	264,535	526,036	333,203
Livestock and poultry for slaughter and sale	399,260	291,521	400,407	291,521
Raw materials	215,710	205,089	224,540	208,216
Work in process	219,247	219,335	219,275	224,661
Packaging materials	40,159	44,003	41,403	44,945
Storeroom	29,162	28,911	33,058	32,338
Advances to suppliers	29,914	29,735	30,135	29,944
Imports in transit	10,275	3,800	10,879	3,800
Products in transit	2,380	15	3,096	308

	1,365,223	1,086,944	1,488,829	1,168,936

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

8   Recoverable taxes

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

ICMS	271,575	232,286	272,551	233,079
PIS and COFINS	128,372	95,390	129,814	95,906
Income and social contribution taxes	29,453	22,366	60,072	25,629
IVA	-	-	57,930	65,966
IPI	43,964	43,882	43,999	43,916
INSS	18,944	26,545	18,947	26,545
Other	-	-	35	52

	492,308	420,469	583,348	491,093

Short-term portion	305,224	256,717	394,761	325,868

Long-term portion	187,084	163,752	188,587	165,225

a.

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.

Value-added tax - IVA

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

c.

Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

d.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

e.

National Institute of Social Security – INSS

The balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

f.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

9   Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	Balance Sheet
	March 31, 2008	December 31, 2007
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	53,160	54,277
Sadia International Ltd.	8,480	14,819
Sadia Chile S.A.	3,886	1,471
Sadia Alimentos S.A.	3,645	3,536
Sadia Uruguay S.A.	2,370	2,049
Big Foods Ind. Prod. Alimentícios Ltda.	1,306	1,303
Avícola Industrial Buriti Alegre Ltda. - Goiaves	854	-
Qualy B.V.	-	8,301
	73,701	85,756

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Balance Sheet
	March 31, 2008	December 31, 2007
Loans
Avícola Industrial Buriti Alegre Ltda. - Goiaves	10,326	-
Concórdia Holding Financeira S.A.	6,454	2,408
Sadia GmbH	2,307	2,123
Big Foods Ind. Prod. Alimentícios Ltda	1,872	-
Rezende Óleo Ltda.	886	881
Rezende Marketing e Comunicação Ltda.	60	59
Concórdia S.A. CCVMCC	36	-
Sadia International Ltd.	(184)	(191)
	21,757	5,280

Suppliers
Big Foods Ind. Prod. Alimentícios Ltda.	10,031	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	80	-
	10,111	-

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(2,126,913)	(1,791,595)
Sadia International Ltd.	(1,514)	(1,532)
Total current and non current	(2,128,427)	(1,793,127)

	Statement of income
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	591,600	542,490
Sadia International Ltd.	65,894	55,734
Qualy B. V.	10,629	4,329
Sadia Chile S.A.	4,118	3,082
Sadia Alimentos S.A.	3,927	2,814
Sadia Uruguay S.A.	2,055	1,338
Concórdia Ltd.	368	-
Big Foods Ind. Prod. Alimentícios Ltda.	2,541	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	856	-
	681,988	609,787

Cost of goods sold
Big Foods Ind. Prod. Alimentícios Ltda.	(14,615)	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	(3,106)	-
	(17,721)	-

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	(9,602)	41,457
Sadia International Ltd.	53	75
	(9,549)	41,532

10

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

10   Investments

					Investment
			Net income		balances
		Shareholder’s	(loss) for	Equity
Investments	Ownership	equity	the period	result	March 31, 2008	December 31, 2007

Sadia GmbH	100.00	1,670,631	111,508	203,855	1,670,631	1,466,776
Concórdia Hoding Financeira S.A.	100.00	178,096	3,579	3,579	178,096	174,517
Sadia International Ltd.	100.00	90,757	878	(292)	90,757	91,049
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00	25,227	8,383	8,383	25,227	16,844
Avícola Ind.l Buriti Alegre Ltda. - Goiaves	100.00	9,926	(700)	(700)	9,926	-
Rezende Óleo Ltda.	100.00	362	(6)	(6)	362	368
Rezende Market. e Comun. Ltda.	99.91	(29)	(1)	(1)	-	-
Sadia Overseas Ltd.	100.00	(1,532)	(3)	16	-	-

Total in subsidiaries				214,834	1,974,999	1,749,554

Goodwill				-	84,264	45,902
Other investments				-	1,359	1,359

Total investments of the Parent Company				214,834	2,060,622	1,796,815

Other investments of subsidiaries/affiliates				-	18,525	18,526
Investments eliminated on consolidation				(123,332)	(1,974,999)	(1,749,554)

Total consolidated investments				91,502	104,148	65,787

Changes in the investments:

			Negative	Shareholding result
	Acquisition	Amortization	equity	Operational

Sadia GmbH	-	-	-	203.855
Concórdia Holding Financeira S.A.	-	-	-	3.579
Sadia International Ltd.	-	-	-	(292)
Big Foods Indústria de Produtos Alimentícios Ltda.	-	-	-	8.383
Avícola Industrial Buriti Alegre Ltda. - Goiaves	10.626	-	-	(700)
Rezende Óleo Ltda.	-	-	-	(6)
Rezende Marketing e Comunicação. Ltda.	-	-	1	(1)
Sadia Overseas Ltd.	-	-	(16)	16
	10.626	-	(15)	214.834
Goodwill	43.242	(4.880)	-	-
	53.868	(4.880)	(15)	214.834

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

On February 14, 2008 the company acquired 100% of the quotas representing the capital of Avícola Industrial Buriti Alegre Ltda. - Goiaves, for the amount of R$53,868 and goodwill was obtained in the acquisition in the amount of R$43,242 justified by the expectations of future profitability,  with amortization forecast in up to five years. The industrial park is located in Buriti - GO and comprises a chicken abattoir.

At March 31, 2008, the net balance of goodwill on acquisition of investments was R$84,264 (R$45,902 at December 31, 2007), and was composed of: i) goodwill paid on the acquisition of Big Foods Indústria de Produtos Alimentícios Ltda. in the amount of R$34,410 (R$37,848 at December 31, 2007), ii) goodwill paid on the acquisition of Avícola Industrial Buriti Alegre Ltda. - Goiaves in the amount of R$41,800 and iii) goodwill paid on the acquisition of Empresa Matogrossense de Alimentos Ltda. (in the pre-operating stage) in the amount of R$8,054 (R$8,054 at December 31, 2007), which will be amortized as from the start-up of operations which it is predicted for the beginning of 2009. In all cases the goodwill was based on the expectations of future profitability with amortization predicted within up to five years.

11   Property, plant and equipment

		Parent company

		Cost	Depreciation	Carrying amount
	Annual
	average %	March 31, 2008	March 31, 2008	March 31, 2008	December 31, 2007
Lands	-	109,055	-	109,055	108,125
Buildings	4	1,194,182	(399,979)	794,203	750,150
Machinery and equipment	15	1,532,969	(697,251)	835,718	801,966
Installations	10	499,690	(177,966)	321,724	304,756
Software implementation	20	98,084	(39,713)	58,371	56,398
Vehicles	20	9,847	(7,038)	2,809	3,298
Construction in progress	-	707,187	-	707,187	559,565
Breeding stock	-	500,953	(328,181)	172,772	164,303
Forestation and reforestation	-	40,714	(4,878)	35,836	34,973
Advances to suppliers	-	1,524	-	1,524	4,664
Other	-	984	(944)	40	51

		4,695,189	(1,655,950)	3,039,239	2,788,249

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

		Consolidated

		Cost	Depreciation	Carrying amount
	Annual
	average %	March 31, 2008	March 31, 2008	March 31, 2008	December 31, 2007
Lands	-	110,113	-	110,113	108,125
Buildings	4	1,201,448	(403,035)	798,413	756,326
Machinery and equipment	15	1,560,415	(707,149)	853,266	814,951
Installations	10	508,835	(179,050)	329,785	308,601
Software implementation	20	98,291	(39,847)	58,444	56,466
Vehicles and plane	15	19,490	(8,808)	10,682	9,826
Construction in progress	-	872,136	-	872,136	678,476
Breeding stock	-	501,018	(328,181)	172,837	164,369
Forestation and reforestation	-	40,714	(4,878)	35,836	34,973
Advances to suppliers	-	30,498	-	30,498	5,018
Other	-	3,203	(2,109)	1,094	1,083

		4,946,161	(1,673,057)	3,273,104	2,938,214

We present the changes in the cost of property, plant and equipment below:

	Consolidated
	December 31, 2007				March 31, 2008
		Acquisitions	Disposal	Tranfers

Lands	108,125	250	-	1,738	110,113
Buildings	1,148,799	5,003	(282)	47,928	1,201,448
Machinery and equipment	1,495,523	14,362	(4,874)	55,404	1,560,415
Installations	477,700	3,984	(209)	27,360	508,835
Software implementation	92,584	44	(942)	6,605	98,291
Vehicles and plane	18,569	1,209	(714)	426	19,490
Construction in progress	678,476	315,956	-	(122,296)	872,136
Breeding stock	463,122	37,896	-	-	501,018
Forestation and reforestation	39,605	917	-	192	40,714
Advances to suppliers	5,018	31,017	-	(5,537)	30,498
Other	3,112	82	-	9	3,203

Total cost of acquisition	4,530,633	410,720	(7,021)	11,829	4,946,161

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

a.

The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

b.

In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 14,307
(R$ 14,860 as of March 31, 2007).

12   Deferred charges

		Parent company

		Cost	Amortization	Carrying amount

	Rate	March 31, 2008	March 31, 2008	March 31, 2008	December 31, 2007

Pre operational costs	20	59,779	(7,373)	52,406	48,059
Reorganization expenses	20	29,114	(11,765)	17,349	18,990
Product development and markets	20	17,356	(11,546)	5,810	7,361
Other	20	2,404	(1,165)	1,239	713

		108,653	(31,849)	76,804	75,123

		Consolidated

		Cost	Amortization	Carrying amount

	Rate	March 31, 2008	March 31, 2008	March 31, 2008	December 31, 2007

Pre operational costs	20	74,448	(8,964)	65,484	48,232
Reorganization expenses	20	29,114	(11,765)	17,349	18,990
Product development and markets	20	22,424	(12,095)	10,329	14,105
Other	20	2,404	(1,165)	1,239	1,245

		128,390	(33,989)	94,401	82,572

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The reorganization expenses refer to the implementation of the shared service center in the city of Curitiba.

The preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

13   Loans and financing - Short-term

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Short-term
Foreign currency
Financing obtained from financial institutions custodians of structured notes belonging to the Company, with Libor 01 month being charged (2.70% in March 2008) plus interest of 1.37% p.a., guaranteed by its own investments	-	-	420,140	354,739

Financing for investments in Russia, to be made in property, plant and equipment, with interest 8% per annum, guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	93,919	91,176

Advanced collection relating to the receivables sold, with no interest	-	479	71.256	58.688

Credit lines for the development of foreign trade, with interest rates of 7.60% p.a., guaranteed by promissory notes or sureties	-	-	4,527	4,003

Advances on export contracts - ACC, with interest rates of 8.70% p.a., guaranteed by promissory notes or sureties	-	-	419	-

Currency swap contracts	4,729	2,807	4,729	2,807
Exchange interest rate contracts	-	-	7,043	-

	4,729	3,286	602,033	511,413
Local currency
Rural credit lines and working capital loans with interest of 6.75% p.a. for the finance of the production of the integration system in the swine and poultry farming.	233,087	246,198	234,451	246,198

Currency swap contracts	1,939	6,480	1,939	6,480

	235,026	252,678	236,390	252,678

	239,755	255,964	838,423	764,091

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Short-term portion of the long-term debt

Foreign currency
BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$ 4,521 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 20,380 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage.	24,901	27,133	24,901	27,133

Export financing composed of prepayment in amount of R$ 1,013 subject to LIBOR variation for 6-month deposits (2.61% in March 2008) and interest of 0.79% p.a. and an amount of R$ 12.117, with Libor 06 months being charged of a line focused on the incentive for foreign trade activities, plus annual interest of 2.95% p.a., guaranteed by promissory notes or sureties	1,013	1,237	13,130	22,170

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed by endorsement.	-	-	10,522	3,044

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	4,133	6,312	4,133	6,312

	30,047	34,682	52,686	58,659

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 147,919 (R$ 147,515 in the controlling company and R$ 404 in the affiliated company) subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in March 2008) and interest of 3.26% p.a., and FINEM in the amount of R$ 5,203 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	152,718	154,168	153,122	154,168

Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 90% of the CDI (interbank deposit certificate) p.a.	70,079	-	70,079	-

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	1,597	6,101	1,597	6,101

Other subject to interest rate from 1% to 4% p.a.	6,596	6,595	6,807	6,595

	230,990	166,864	231,605	166,864

Short-term portion of long-term debt	261,037	201,546	284,291	225,523

Total short-term	500,792	457,510	1,122,714	989,614

At March 31, 2008 the weighted average interest in short-term loans was 5.94% p.a. (6.30% p.a. at December 31, 2007).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

14   Loans and financing - Long-term

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Foreign currency
Export financing composed of prepayment, payable in amount of R$ 175,923 in installments up to 2012, subject to LIBOR variation for 6-month deposits (2.61% in March 2008) plus annual interest of 0.79% p.a, and a line focused on the incentive for foreign trade in amount of R$ 1,073,821, subject to LIBOR variation for 6-month plus interest of 2.95% p.a., guaranteed by promissory notes or sureties	175,923	178,367	1,249,744	1,274,479

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	-	-	447,797	445,869

BNDES (National Bank for Economic and Social Development), payable from 2008 to 2015 composed as follows: FINEM in the amount of R$ 4,521 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 138,693 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	143.,214	151,080	143,214	151,080

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	4,133	6,312	4,133	6,312

	323,270	335,759	1,844,888	1,877,740

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2008 to 2015, composed as follows: FINAME in the amount of R$ 865,550 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2007) and interest of 3.55% p.a., and FINEM in the amount of R$ 8,320 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	1,025,972	873,870	1,028,237	873,870

Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 90% of the CDI (interbank deposit certificate) p.a.	200,912	-	200,912	-

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2008 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement.	145,169	144,935	145,169	144,935

Other subject to interest rate from 1% to 4% p.a.	15,469	17,093	17,082	17,093

	1,387,522	1,035,898	1,391,400	1,035,898

	1,710,792	1,371,657	3,236,077	2,913,638

Short-term portion of long-term debt	(261,037)	(201,546)	(284,291)	(225,523)

Total long-term	1,449,755	1,170,111	2,951,997	2,688,115

The noncurrent portions of financings at March 31, 2008 mature as follows:

Maturity	Parent company	Consolidated

2009	221,533	221,533
2010	361,253	623,618
2011	229,396	736,388
2012	313,683	486,361
2013 onwards	323,890	884,097

	1.449.755	2.951.997

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

15   Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

●    Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;

●    Payment of a bonus for time of service;

●    Payment of indemnification for termination of service; and

●    Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations and recorded in the current profit and loss.

16   Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next five years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The rental expenses totaled R$ 40,882 as of March 31, 2008 (R$ 28,518 as of March 31, 2007).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The table below shows the future payments related to the leasing agreement at March 31, 2008:

2008	140,318
2009	181,200
2010	131,900
2011	131,900
2012	131,900

Total	717,218

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 53 million on March 31, 2008, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings:

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

Tax proceedings	34,809	35,348	46,192	46,668
Labor proceedings	28,884	28,168	30,427	31,772
Civil proceedings	14,327	15,046	14,327	15,046

Provision for contingencies	78,020	78,562	90,946	93,486

Related legal deposits	(28,194)	(26,692)	(28,194)	(26,692)

Provision for contingencies - Net	49,826	51,870	62,752	66,794

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The changes in the provision for contingencies are presented as follows:

	December 31, 2007	Additions	Disposals	Monetary updates	March 31, 2008

Tax proceedings	46,668	1,023	(1,678)	179	46,192
Labor proceedings	31,772	1,312	(2,660)	3	30,427
Civil proceedings	15,046	264	(1,191)	208	14,327

Provision for contingencies	93,486	2,599	(5,529)	390	90,946

Related legal deposits	(26,692)	(1,535)	33	-	(28,194)

Provision for contingencies - Net	66,794	1,064	(5,496)	390	62,752

Tax litigation

The main tax contingencies involve the following cases:

a.

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$24,932, of which R$9,938 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$6,575 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC, R$4,165 on withholding income tax on investments of Granja Rezende and R$1,008 for other provisions.

b.

Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totaling a probable contingency estimated at R$11,700.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

c.

Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$9,560.

The Company has other contingencies of a tax nature in the amount of R$968,115 on March 31, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$333,801, IPI Credit premium, in the amount of R$285,996, and payment of social security contributions, in the amount of R$172,105.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$55,288, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,263 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$54,850, for which the provision in the amount of R$30,427 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of March 31, 2008 was R$54,955 (R$42,004 on December 31, 2007).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Guarantees

a.

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of March 31, 2008 amounted R$311,464 (R$229,700 on December 31, 2007).

b.

The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases.  The total amount of these guarantees at March 31, 2008 was R$56,855 (R$51,354 at December 31, 2007).

c.

The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

17   Shareholders’ equity

a.

Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	March 31, 2008	December 31, 2007

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(10,259,288)	(10,259,288)

Total outstanding shares	672,740,712	672,740,712

b.

Statements of changes in shareholders’ equity

			Treasury	Retained
	Capital	Reserve	shares	earnings	Total

Balances at January 01, 2008	2,000,000	1,001,335	(84,118)	-	2,917,217
Interest on shareholders' equity/dividends	-	-	-	(52,057)	(52,057)
Net income of the period	-	-	-	209,168	209,168

Balances at March 31, 2008	2,000,000	1,001,335	(84,118)	157,111	3,074,328

c.

Treasury stock

As of March 31, 2008 the Company held treasury stock of 10,259,288 preferred shares, at an average acquisition cost of R$84,118, held for future sale and/or cancellation. The market value as of March 31, 2008 was R$ 106,697.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

d.

Book and market value

At March 31, 2008, the market value of the shares of Sadia S.A., according to the average quotation of the shares traded on the São Paulo stock exchange (BOVESPA), was R$10.40 per share (R$10.12 at December 31, 2007). The book value on the same date was R$4.57 per share (R$4.34 at December 31, 2007).

18   Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative preferred shares of issue of the Company, available in treasury.

The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity	Price of shares
Cycle	Grant	Start	Final	of Shares	Grant date	Update - INPC

2005	06/24/05	06/24/08	06/24/10	1,700,000	4.55	5.08
2006	09/26/06	09/26/09	09/26/11	3,320,000	5.68	6.17
2007	09/27/07	09/27/10	09/27/12	5,000,000	10.03	10.37

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	March 31, 2008	December 31, 2007

Balances in the beginning of the period	9.955.000	5.320.000

Options granted	-	5.000.000
Exercised options - Cycle 2005	-	(100.000)
Cancelled options - Cycle 2005	-	(100.000)
Cancelled options - Cycle 2006	-	(165.000)

Balances in the end of the period	9,955,000	9,955,000

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results.

19   Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

20   Other operating income

On February 13, 2008, the Company obtained recognition of the final, favorable, unappealable decision on the PIS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income.  This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the final decision of this proceeding, recognized the tax credit in the amount of R$14,628, net of attorneys’ fees, in the amount of R$ 878, represented a gain of R$13,750.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

21   Financial result

	Parent company		Consolidated

	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Financial expenses
Interest	(57,401)	(47,638)	(53,508)	(60,275)
Monetary variations - Liabilities	(5,508)	(2,348)	(5,508)	(2,348)
Exchange variations - Liabilities	21,743	73,049	21,823	73,368
Exchange variations on foreign investments	-	-	91,502	(35,479)
Other	(7,260)	(14,021)	(9,488)	(20,731)

	(48,426)	9,042	44,821	(45,465)

Financial income
Interest	10,880	12,936	16,038	41,823
Monetary variations - Assets	1,387	10	1,387	10
Exchange variations - Assets	(1,700)	(21,128)	(46,309)	(19,883)
Other	9,048	13,452	20,819	17,071

	19,615	5,270	(8,065)	39,021

	(28,811)	14,312	36,756	(6,444)

22   Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Local	183,512	136,494	78,144	121,998
Foreign	-	-	112,387	20,576

	183,512	136,494	190,531	142,574

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Local
Current	(23)	-	(1,989)	(752)
Deferred	25,977	(42,486)	30,621	(44,323)

	25,954	(42,486)	28,632	(45,075)
Foreign
Current	-	-	(2,726)	55
Deferred	(298)	(1,409)	(299)	(1,409)

	(298)	(1,409)	(3,025)	(1,354)

	25,656	(43,895)	25,607	(46,429)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Income before taxation/profit sharing	183,512	136,494	190,531	142,574
Interest on shareholders' equity	(45,582)	(25,036)	(45,582)	(25,036)
Income before income and social contribution taxes	137,930	111,458	144,949	117,538
Income and social contribution taxes at nominal rate - 34%	(46,896)	(37,896)	(49,283)	(39,963)

Adjustment to calculate the effective rate
Permanent differences
Equity in subsidiaries earnings	72,745	(4,590)	69,183	(5,057)
Recording of deferred IR/CS for prior years	-	-	6,070	-
Other	(193)	(1,409)	(363)	(1,409)

Income and social contribution taxes at effective rate	25,656	(43,895)	25,607	(46,429)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Assets
Deferred taxes
Benefit plan	38,052	36,522	38,052	36,522
Provision for contingencies	26,844	26,711	32,069	31,785
Employees’ profit sharing	6,539	25,233	6,831	27,998
Allowance for doubtful accounts	17,281	15,802	17,281	15,802
Goodwill amortization	8,856	9,919	8,856	9,919
Provision for loss on property, plant and equipment	5,922	5,917	5,922	5,917
Tax loss carryforwards and negative basis of social contribution	41,114	2,264	41,114	2,264
Summer Plan depreciation	880	1,070	880	1,070
Other	4,214	4,470	6,799	90

Total assets deferred taxes	149,702	127,908	157,804	131,367

Assets short-term portion	60,269	32,533	60,799	35,992
Assets long-term portion	89,433	95,375	97,005	95,375

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

Liabilities
Deferred taxes
Depreciation on rural activities	105,776	109,694	105,776	109,694
Other	33	-	33	-

Total liabilities deferred taxes	105,809	109,694	105,809	109,694

Liabilities short-term portion	10,611	10,969	10,611	10,969
Liabilities long-term portion	95,198	98,725	95,198	98,725

Net	43,893	18,214	51,995	21,673

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

Realization of the credits from deferred tax assets arising from tax losses and the negative social contribution base in the amount of R$41,114, represented by R$39,148 in the parent  company and R$1,966 in the overseas subsidiary, will occur from future profits being generated in the respective companies.  Management anticipates that the tax asset reported by the parent company and by the overseas subsidiary will be realized in full during this year.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

23   Risk management and financial instruments

The Company’s operations that are exposed to market risks, mainly with respect to foreign currency variations, credit risks and variations in the prices of agricultural commodities - corn, soy bean and derivatives. These risks are managed by the Risk Management area, through identification of exposures and correlations between the different risk factors, using the specific calculation method, VAR - Value at Risk and simulations of scenarios, and are permanently monitored by the Financial Committee and by the Commodities and Risk Management Committee, consisting of members of the Board of Directors, who are responsible for defining management’s strategy for administering these risks, determining the limits for positions,  exposure and authority for decision making. At March 31, 2008, the  VAR-Value at Risk for the operational assets and liabilities and financial instruments exposed to exchange rate variations for one year with 95% confidence, amounted to R$187,711, representing 6.10% of shareholders’ equity (Information not reviewed).

a.   Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the interim financial information.

The realized income of future contracts, for the period ended on March 31, 2008, generated a gain of R$79,794 (R$4,224 for the same period in 2007), represented by gain in the amount of R$30,512 (loss in the amount of R$147 in the same period in 2007) accounted for as financial income in “Monetary Variations Assets”, and a gain in the amount of R$ 49.282 (R$4,371 in the same period of 2007)  as operating income in “Gross operating revenue”.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

The unrealized income of counter operations entered into with future maturity dates are not recognized in the interim financial information.  These contracts are segregated and defined as operating or financial, in accordance with the item to be protected.  The amount of these contracts, if recorded as of March 31, 2008, would result in an income of R$126,886 in the financial income and an income of R$180,673 in the operating income.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated

	March 31, 2008	December 31, 2007
Assets and liabilities in foreign currency
Cash and cash equivalents and short-term investments	1,604,627	1,698,431
Amounts receivable from futures contracts	37,945	46,684
Trade accounts receivable, net	259,831	225,757
Suppliers	(54,913)	(36,259)
Loans and financing	(2,446,921)	(2,389,153)
Amounts payable for futures contracts	(12,354)	(22,409)
Swap contracts (dollar for CDI (*))	6,437	9,376

	(605,348)	(467,573)

(*) Interbank deposit interest.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Consolidated hedge contracts outstanding at March 31, 2008 with their respective payment schedules are as follows:

	March 31, 2008	Maturity
Derivative contracts		2008

Currency swap contracts
Base value - R$	6,437	6,437
Base value - US$	2,168	2,168

Receivables/payables
Asset	-	-
Liability	(6,668)	(6,668)

Rate swap contracts
Base value - R$	1,324,370	1,324,370
Base value - US$	759,407	759,407

Amount receivable	4,801	4,801
Amount payable	(7,043)	(7,043)

Futures contracts - US dollars
Short position- US$	1,810,500	1,810,500
Long position - US$	1,155,000	1,155,000
Short position - Euro	180,000	180,000
Long position - Euro	82,500	82,500
Short position - Libra	70,000	70,000
Long position - Libra	10,000	10,000

Options
Long call option US$	100,000	100,000
Long put option US$	5,000	5,000

Amount receivable	37,945	37,945
Amount payable	12,354	12,354

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

b.   Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the risk, credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

c.   Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

d.   Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of March 31, 2008 and 2007:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

•

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•

Investments: The market values of the investments were obtained from their market quotations.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•

Exchange and interest rate swap contracts - The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of March 31, 2008 the contracted amounts in force totaled R$3,120,782 (R$2,251,459 on December 31, 2007) and the valuation of these contracts to fair value would result in a gain of R$112,776 (loss of R$63,645 on December 31, 2007), composed by a gain in the amount of R$49,817 accounted for as financial income, and a gain in the amount of R$62,959 as operating income. The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The book values and the estimated fair values of the Company’s financial instruments as of March 31, 2008 and 2007 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated

	March 31, 2008		December 31, 2007

	Book value	Market value	Book value	Market value

Cash and cash equivalents	161,759	161,759	320,028	320,028
Short-term investments - Local Currency	651,526	651,526	610,000	610,000
Short-term investments - Foreign Currency	1,522,000	1,522,000	1,575,323	1,532,988
Trade accounts receivable	434,862	434,862	530,669	530,669
Investments	19,884	244,105	19,885	364,474
Loans and financing	4,074,711	4,237,514	3,677,729	3,687,262
Suppliers	735,472	735,472	593,951	593,951
Futures contracts, net	25,591	25,591	24,275	24,275

e.    Financial indebtedness

	Consolidated

	March 31, 2008			December 31, 2007

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	79,132	82,627	161,759	196,920	123,108	320,028
Short-term investments	552,573	1,522,000	2,074,573	473,958	1,575,323	2,049,281
Accounts receivable from future contracts	-	37,945	37,945	-	46,684	46,684

Total current assets	631,705	1,642,572	2,274,277	670,878	1,745,115	2,415,993

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Consolidated

	March 31, 2008			December 31, 2007

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Long-term investments	98,953	-	98,953	136,042	-	136,042

Total long-term assets	98,953	-	98,953	136,042	-	136,042

Total Financial Assets	730,658	1,642,572	2,373,230	806,920	1,745,115	2,552,035

Liabilities
Short-term financing	467,995	654,719	1,122,714	419,542	570,072	989,614
Accounts payables from future contracts	-	12,354	12,354	-	22,409	22,409
Swap contracts - short-term	6,437	(6,437)	-	9,376	(9,376)	-

Total current liabilities	474,432	660,636	1,135,068	428,918	583,105	1,012,023

Long-term Financing	1,159,795	1,792,202	2,951,997	869,034	1,819,081	2,688,115

Total noncurrent liabilities	1,159,795	1,792,202	2,951,997	869,034	1,819,081	2,688,115

Total Financial liabilities	1,634,227	2,452,838	4,087,065	1,297,952	2,402,186	3,700,138

Net debt	(903,569)	(810,266)	(1,713,835)	(491,032)	(657,071)	(1,148,103)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

24   Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets.  Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses.  The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage.  The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

25   Private pension plan

a.

Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by “Fundação Attílio Francisco Xavier Fontana”.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At March 31, 2008 the Foundation had a total of 19,252 participants (19,398 on December 31, 2007), of which 15,317were active participants (15,572 on December 31, 2007).

The contributions of the parent company, on March 31, 2008 and 2007, amounted to R$516 and R$486, and R$530 and R$499 in the consolidated, respectively.

b.

Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1,5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company on March 31, 2008 and 2007 totaled R$538 and R$291 respectively. As of March 31, 2008 this plan had 1,555 participants (1,421 participants on December 31, 2007).

Sadia S.A.

Publicly-held Company

Board of Directors

Walter Fontana Filho

Chairman

Eduardo Fontana d'Avila

Member

Alcides Lopes Tápias

Member

Diva Helena Furlan

Member

Everaldo Nigro dos Santos

Member

Francisco Silvério Morales Céspede

Member

José Marcos Konder Comparato

Member

Luiza Helena Trajano Inácio Rodrigues

Member

Marcelo Fontana

Member

Norberto Fatio

Member

Vicente Falconi Campos

Member

Sadia S.A.

Publicly-held Company

Officers

Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Alfredo Felipe da Luz Sobrinho	Director of Institutional Relations, Sustainability and Legal Matters
Amaury Magalhães Maciel Filho	Agricultural Operations Director
Antonio Paulo Lazzaretti	Technology and Quality Guarantee Director
Artêmio Listoni	Bovine Activities Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Supply Director
Flávio Luís Fávero	Regional Production Director
Gilberto Meirelles Xandó Baptista	Internal Market Commercial Director
Guilhermo Henderson Larrobla	International Sales Director
Helio Rubens Mendes dos Santos	Industrial Technology Director
José Augusto Lima de Sá	International Relationships Director
Osório Dal Bello	Farming Technology Director
Paulo Francisco Alexandre Striker	Logistics Director
Ralf Piper	Quality Assurance Director
Ricardo Fernando Thomas Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning, Logistics and Supplies Director
Welson Teixeira Junior	Investor Relations Director

Gustavo Teixeira de Freitas Tax Planning and Controllership Manager	Giovanni F. Lipari Accountant CRC 1SP201389/0-7-S-SC